UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

MICROMET, INC.

(Name of Subject Company)

ARMSTRONG ACQUISITION CORP.

(Offeror)

AMGEN INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.00004 PAR VALUE

(Title of Class of Securities)

59509C105

(Cusip Number of Class of Securities)

David J. Scott, Esq. Senior Vice President, General Counsel and Secretary One Amgen Center Drive Thousand Oaks, California 91320-1799 (805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to

Frank J. Aquila, Esq. Eric M. Krautheimer, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,255,747,416	$143,908

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $11.00, the tender offer price, by (b) the sum of (i) 92,375,454, the issued and outstanding shares of Micromet common stock, (ii) 14,017,356, the number of shares of Micromet common stock issuable by Micromet upon the exercise of outstanding stock options pursuant to Micromet’s stock option plans and (iii) 7,766,046, the number of shares of Micromet common stock issuable by Micromet upon the exercise of outstanding warrants. The foregoing share figures have been provided by the issuer to the offerors and are as of January 25, 2012, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by .0001146.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$143,908	Filing Party:	Armstrong Acquisition Corp. and Amgen Inc.
Form or Registration No.:	Schedule TO	Date Filed:	February 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Amgen Inc., a Delaware corporation (“Amgen”), and Armstrong Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amgen. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.00004 per share (together with the associated preferred stock purchase rights, the “Shares”), of Micromet, Inc., a Delaware corporation (“Micromet”), at $11.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated February 2, 2012, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

This Amendment No. 1 is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(a) The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals — Litigation” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On January 27, 2012, a putative class action lawsuit challenging the Merger, captioned Rush v. Micromet, Inc., Case No. V358302, was filed in the Circuit Court for Montgomery County, Maryland (the “Rush Case”). On January 30, 2012, a putative class action lawsuit challenging the Merger, captioned Passes v. Micromet, Inc., Case No. 7198-VCP, was filed in the Court of Chancery for the State of Delaware (the “Passes Case”). On January 30, 2012, a putative class action lawsuit challenging the Merger, captioned Bohaychuck v. Micromet, Inc., Case No. 7197-VCP, was filed in the Court of Chancery for the State of Delaware (the “Bohaychuck Case”). On January 31, 2012, a putative class action lawsuit challenging the Merger, captioned Volpe v. Micromet, Inc., Case No. 7201-VCP, was filed in the Court of Chancery for the State of Delaware (the “Volpe Case”). On January 31, 2012, a putative class action lawsuit challenging the Merger, captioned Osler v. Micromet, Inc., Case No. V358457, was filed in the Circuit Court for Montgomery County, Maryland (the “Osler Case”). On January 31, 2012, a putative class action lawsuit challenging the Merger, captioned Noskoviak v. Micromet, Inc., Case No. V358455 was filed in the Circuit Court for Montgomery County, Maryland (the “Noskoviak Case”). On February 1, 2012, a putative class action lawsuit challenging the Merger, captioned Draper-Donaldson v. Micromet, Inc., Case No. 7208-VCP, was filed in the Court of Chancery for the State of Delaware (the “Draper-Donaldson Case”). On February 3, 2012, the Draper-Donaldson Case was voluntarily dismissed without prejudice by the plaintiff in that case. On February 1, 2012, a putative class action lawsuit challenging the Merger, captioned Wolf v. Micromet, Inc., Case No. 7205-VCP, was filed in the Court of Chancery for the State of Delaware (the “Wolf Case”). On February 2, 2012, a putative class action lawsuit challenging the Merger, captioned Russell v. Micromet, Inc., Case No. 7210-VCP, was filed in the Court of Chancery for the State of Delaware (the “Russell Case” and collectively with the Rush Case, Passes Case, Bohaychuck Case, Volpe Case, Osler Case, Noskoviak Case and Wolf Case, the “Stockholder Litigations”).

The Stockholder Litigations and the Draper-Donaldson Case were each filed against us, Amgen, Micromet and the individual members of the Micromet Board. The Stockholder Litigations each generally allege and the Draper-Donaldson Case alleged, among other things, that the members of the Micromet Board breached their fiduciary duties owed to the Micromet stockholders by approving the proposed Merger for inadequate consideration, entering into the Merger Agreement containing preclusive deal protection devices, and failing to take steps to maximize the value to be paid to the Micromet stockholders. Each of the Stockholder Litigations also alleges and the Draper-Donaldson Case alleged claims for aiding and abetting such alleged breaches of fiduciary duties. The Passes Case alleges the aiding and abetting claim against Micromet only, whereas the Bohaychuck Case alleges this claim against Micromet and Amgen, the Draper-Donaldson Case alleged and Wolf Case alleges this claim against Amgen and us, the Noskoviak Case, Russell Case, and Osler Case allege this claim against Amgen only, and the Rush Case and Volpe Case allege this claim against us, Amgen and Micromet. The plaintiffs in each of the Stockholder Litigations generally seek, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duty, injunctive relief prohibiting consummation of the proposed Merger, damages and attorneys’ fees and costs, and other forms of relief.”

(b) The second paragraph of Section 17 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance — United States Antitrust Compliance” of the Offer to Purchase is hereby amended and restated as follows:

“On February 2, 2012, each of Micromet and Amgen filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 PM on February 17, 2012, unless earlier terminated or Amgen or the Company, as applicable, receives a request for additional information or documentary material prior to that time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2012

AMGEN INC.

By:	/s/ Jonathan A. Peacock
Name:	Jonathan A. Peacock
Title:	Executive Vice President and Chief Financial Officer

ARMSTRONG ACQUISITION CORP.

By:	/s/ Jonathan A. Peacock
Name:	Jonathan A. Peacock
Title:	President and Chief Executive Officer